DYNAMIC APPLICATIONS CORP.
14 Menachem Begin Street
Ramat Gan 52700 Israel

April 16, 2014

US Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
Washington, DC 20549

      Re: Request for Waiver
             Dynamic Applications Corp. (the "Registrant")
             Staff Comment Letter dated March 3, 2014
             Commission File No. 000-54856
             Assistant Director: Patricia Armelin

Ladies and Gentlemen:

The purpose of this correspondence, and in furtherance of my discussion with the staff, is to request a waiver from comment 9 of the staff's comment letter dated March 3, 2014 with respect to the Registrant's Amendment #3 to Registration Statement on Form 10-12G filed February 5, 2014. It is our understanding that this comment would also be applicable to the Registrant's Form 10-K for the year Ended December 31, 2013, filed on March 21, 2013.

For the convenience of the Office of Chief Accountant, I have attached to this waiver request a copy of the comment 9 and our response to the staff's comment letter.

"Comment 9.   We see that your independent auditor, M&K CPAS, has revised its report to cover the December 31, 2011 fiscal year. Please have your independent auditor address the following:
Auditor association with development stage cumulative data is normally required. Tell us why the audit report does not cover the cumulative from inception period.

Tell us why the scope paragraph of the audit report includes a statement that the 2010 financial statements were audited by another auditor. In that regard, we note that the 2010 financial statements are not presented in the filing. We also note that the predecessor report does not appear in the filing and that, in your fact pattern, the predecessor auditor would be precluded from reissuing his report.

Response 9.   Our independent auditor has updated the appropriate periods in the financial statements to indicate the label "unaudited", due to the fact that the predecessor auditor is precluded from the issuing his report."

In connection with our request for a waiver from the requirement that the audit report cover the cumulative from the inception period, we wish the Office of Chief Accountant of the Division of Corporation Finance to consider the following facts:

(i)	Prior to filing the Form 10-12G on November 21, 2012, the last report filed by the Registrant under the Securities Exchange Act of 1934 (the "Exchange Act") was its Form 10-K for the year ended December 31, 2008;

(ii)	The audit report of Michael F. Cronin, CPA dated November 16, 2012, that was issued in connection with the Registrant's above-referenced Form 10-12G did cover the period Cumulative from Inception;

(iii)	On May 31, 2013, the Registrant filed a Form 8-K reporting the resignation of Michael F. Cronin, CPA and the engagement of M&K CPAS PLLC;

(iv)	The Registrant's new independent auditor has issued audit reports for the Registrant's years ended December 31, 2011, 2012 and 2013; and

(v)	Because of the lapse of time from the date of the financial statements contained in the Form 10-K for the year ended December 31, 2008 and their inability to re-audit the financial statements for the year ended December 31, 2010 or rely upon the audit report issued by Mr. Cronin for said period, M&K CPAS has not been able nor are adequate records available to audit the Cumulative from Inception period.

As a result of the foregoing, together with the fact that M&K CPAS cannot rely upon the audit report of our former auditor for the year-ended December 31, 2010, the Registrant has determined that it would be impossible to obtain sufficient records dating from inception that would permit M&K CPAS to conduct a re-audit of the year ended December 31, 2010.

We believe that the inclusion in the Registrant's Form 10-K and Form 10-12G/A of audited financial statements for the years ended December 31, 2011, 2012 and 2013 provide full and accurate disclosure and respectfully request that the Office of the Chief Accountant of the division of Corporation Finance grant this waiver request with respect to staff comment 9 contained in the staff's letter to the Registrant dated March 3, 2014.

Respectfully submitted

/s/: Ron Weissberg
Ron Weissberg, Chairman and CEO